Exhibit 99.1

AURIS MEDICAL HOLDING LTD. PRICES $8,000,000 COMMON SHARES OFFERING PRICED AT-THE-MARKET

HAMILTON, BERMUDA, DECEMBER 2, 2020 – AURIS MEDICAL HOLDING LTD. (NASDAQ: EARS) (“Auris” or the “Company”), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders, today announced it has entered into securities purchase agreements with institutional investors for the purchase and sale of 2,000,000 common shares, par value CHF 0.01 per share, at an offering price of $4.00 per share, pursuant to a registered direct offering, priced at-the-market under Nasdaq rules. The gross proceeds of the offering will be approximately $8,000,000 before deducting fees and other estimated offering expenses. The Company intends to use the net proceeds for working capital and general corporate purposes. The closing of the registered direct offering is expected to take place on or about December 4, 2020, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

This offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-228121) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement relating to the common shares will be filed by Auris with the SEC.  When available, copies of the prospectus supplement, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, New York 10022 or by email at prospectus@allianceg.com.

About Auris Medical

Auris Medical is a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders. The Company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). Through its affiliate Altamira Medica, the Company is developing a nasal spray for protection against airborne pathogens and allergens (AM-301). In addition, Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-Looking Statements

This release may contain forward-looking statements that are within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These forward-looking statements reflect the Company’s current expectations about its future plans and performance. These forward-looking statements rely on a number of assumptions and estimates which could be inaccurate and which are subject to risks and uncertainties. Actual results could vary materially from those anticipated or expressed in any forward-looking statement made by the Company. Please refer to the Company’s most recent Forms 20-F and subsequent filings with the SEC for a further discussion of these risks and uncertainties. The Company disclaims any obligation or intent to update the forward-looking statements in order to reflect events or circumstances after the date of this release.

Contact:

investors@aurismedical.com